

October 6, 2011

<u>Via E-mail</u>
Martin A. Mattingly
Chief Executive Officer
Trimeris, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, North Carolina 27713

      Re: Trimeris, Inc.
              Registration Statement on Form S-4
              Amendment no. 3 filed September 28, 2011
              File No. 333-175512

Dear Mr. Mattingly:

      We have reviewed the amendment filed September 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>Legal Opinions</u>

1. Paul Hastings states in its legal opinion filed as Exhibit 5.1, "[t]his opinion letter is rendered solely to you in connection with the registration of the Shares for issuance as described in the Registration Statement and in accordance with the terms of the Merger Agreement. This opinion letter may not be relied upon by you for any other purpose or delivered to or relied upon by any other person without our express prior written consent." Similarly, Exhibits 8.1 and 8.2 each state, "[t]his Opinion is solely for the benefit of you and your shareholders." Please note that disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion are not permissible. Please revise each of the opinions to clarify that investors are entitled to rely on each respective opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Don Abbott, Review Accountant, at (202) 551-3608, if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Jennifer Riegel, Special Counsel, at (202) 551-3575, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Carl R. Sanchez, Esquire